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The Registrant hereby amends the facing page of its Registration Statement to add the following delaying amendment:

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The Registrant hereby amends the facing page of its Registration Statement to delete the following sentence: It is proposed that this filing will become effective on October 30, 2000, pursuant to Rule 488.